Exhibit 99.1

Fiverr Announces Third Quarter 2026 Results

●	Higher-value project growth: Projects at or above $1,000 represented 16% of completed projects' gross order amount on a trailing twelve-month basis.

●	AI transformation investments: Advancing the platform by leveraging our Knowledge Graph to match talent based on delivered outcomes, scaling our new Mira AI headhunter to improve project scoping and conversion, and expanding into external LLM ecosystems.

●	Capital allocation and liquidity: Generated $9.5 million in operating cash flow, $9.4 million in free cash flow, and ended the quarter with $316.2 million in cash, cash equivalents, deposits, and marketable securities.

●	2026 Outlook: Raised financial guidance ranges through fiscal year 2026 to reflect positive tailwinds from AutoDS’s recent high-profile campaign and disciplined cost management, partially offset by persistent search engine traffic headwinds.

NEW YORK, October 29, 2026 - Fiverr International Ltd. (NYSE: FVRR), the company that is transforming the way the world creates and works together, today reported financial results for the third quarter of 2026. The Company’s shareholder letter, posted on its investor relations website at investors.fiverr.com, includes additional operating results and management commentary.

“As the landscape shifts from traditional search toward GEO and automated workflows, we are proactively executing on a platform transformation to capture the future of work,” said Micha Kaufman, founder and CEO of Fiverr. “Our upmarket push continues to prove the defensibility and value of complex, high-value work. By upgrading our underlying infrastructure, advancing high-precision outcome matching, and embedding directly into the broader LLM ecosystem, we are rebuilding our traffic vectors while positioning our marketplace as the indispensable, agentic-friendly layer powering the future AI economy.”

“Our third quarter results demonstrate the resilience of our lean operating model amidst broader macro disruption. The stronger than expected performance in our services segment allowed us to outperform our previous quarterly guidance and support an upward revision to full year 2026,” said Esti Levy-Dadon, CFO of Fiverr. “With a strong balance sheet and healthy cash position, we are taking a disciplined approach to capital allocation, balancing liquidity, strict cost management, and cash flow generation while funding the key transformation investments to create long-term value.”

Third Quarter 2026 Financial Highlights

●	Revenue in the third quarter of 2026 was $90.9 million, compared to $107.9 million in the third quarter of 2025, a decrease of 15.8% year over year.

●	Marketplace revenue in the third quarter of 2026 was $55.4 million, compared to $73.6 million in the third quarter of 2025, a decline of 24.7% year over year.

●	Annual active buyers[1] as of September 30, 2026, were 2.4 million, compared to 3.3 million as of September 30, 2025, a decline of 25.8% year over year.

●	Annual spend per buyer[1] as of September 30, 2026, reached $373, compared to $330 as of September 30, 2025, an increase of 12.9% year over year.

●	Marketplace take rate[1] for the twelve-month period ended September 30, 2026 was 28.2%, compared to 27.6% for the twelve-month period ended September 30, 2025.

●	Services revenue in the third quarter of 2026 was $35.5 million, compared to $34.3 million in the third quarter of 2025, an increase of 3.4% year over year.

●	GAAP gross margin in the third quarter of 2026 was 81.3%, down 40 basis points from 81.7% in the third quarter of 2025. Non-GAAP gross margin[1] in the third quarter of 2026 was 84.4%, up 20 basis points from 84.2% in the third quarter of 2025.

●	GAAP net income in the third quarter of 2026 was $1.3 million, or $0.03 basic and diluted net income per share, compared to $5.5 million GAAP net income, or $0.15 basic and diluted net income per share in the third quarter of 2025.

●	Non-GAAP net income[1] in the third quarter of 2026 was $16.0 million, or $0.44 basic non-GAAP net income per share[1] and $0.43 diluted non-GAAP net income per share[1], compared to $30.5 million non-GAAP net income[1], or $0.84 basic non-GAAP net income per share[1] and $0.77 diluted non-GAAP net income per share[1], in the third quarter of 2025.

●	Net cash provided by operating activities in the third quarter of 2026 was $9.5 million, compared to $29.2 million in the third quarter of 2025, a decrease of 67.6% year over year.

●	Free cash flow[1] in the third quarter of 2026 was $9.4 million, compared to $29.1 million in the third quarter of 2025, a decrease of 67.8% year over year.

●	Adjusted EBITDA[1] in the third quarter of 2026 was $14.5 million, compared to $24.2 million in the third quarter of 2025. Adjusted EBITDA margin[1] was 16.0% in the third quarter of 2026, compared to 22.4% in the third quarter of 2025, representing a 640 basis points decline year over year.

Executive Leadership Update

Following her decision not to relocate to Israel, Jinjin Qian has stepped down from her position as Chief Business Officer. The search for her successor, who will be based in Israel, is well advanced. In the interim, day-to-day operations and strategic direction continue to be led by Micha Kaufman, Chief Executive Officer, alongside Esti Levy-Dadon, Chief Financial Officer, who has assumed an expanded operational role to ensure a smooth transition and continuous operational alignment.

Financial Outlook

Our revised financial guidance through the remainder of fiscal year 2026 reflects the impact of several items. First, our better than expected performance in Q3’26, which exceeded our previously provided guidance. A primary driver of that strength was our Services segment, driven by AutoDS and e-commerce expansion, along with continued strict expense management. Second, these positive drivers continue to be offset by ongoing demand and search traffic headwinds across the marketplace stemming from AI-related disruption to traditional SEO and SEM. Third, the positive trends associated with AutoDS and e-commerce expansion are expected to continue through 2026.

We expect the shift from search to AI-driven discovery to drive a steeper decline than previously expected in marketplace traffic through 2027. While we anticipate lower year-over-year operational expenses in 2027, the reduction will be offset by the ongoing demand and search traffic headwinds, resulting in downward pressure on 2027 Adjusted EBITDA margin. We will provide full 2027 financial guidance when we report fourth quarter results next year.

	Q4 2026	FY 2026
Revenue	$80 - $86 million	$374 - $380 million
y/y growth	(25)% - (20)%	(13)% - (12)%
Adjusted EBITDA(1)	$6 - $10 million	$61 - $65 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Thursday, October 29, 2026, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the conference call, please dial: Toll-Free: 1-833-630-1956 or International: 1-412-317-1837.

______________________

1 See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

About Fiverr

Fiverr’s mission is to transform the way the world creates and works together. We’re shaping the future of work with the world’s leading open platform, seamlessly connecting top talent and cutting-edge technology with businesses around the globe. From expert freelancers in over 750 skilled categories to best-in-class GenAI models and agents, Fiverr provides the most advanced and comprehensive talent and tools for digital services - helping businesses get mission-critical projects done fast and cost-effectively.

From small businesses to Fortune 500 companies, millions trust Fiverr for projects in software and AI development, digital marketing, finance, business consulting, video animation, music, architecture, and more.

Learn how to future-proof your business with exceptional talent and cutting-edge tools at fiverr.com. Follow us on LinkedIn, Instagram, TikTok, and Facebook.

Investor Relations:

Steve Rubis

Emily Greenstein

investors@fiverr.com

Press:
Jenny Chang

Madeleine Bendalin

press@fiverr.com

Source: Fiverr International Ltd.

CONSOLIDATED BALANCE SHEETS1

(In thousands)

	September 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$125,471	$125,215
Marketable securities	25,997	117,705
User funds	146,361	159,849
Bank deposits	90,000	40,000
Restricted deposit	3,418	3,409
Other receivables	36,416	34,465
Total current assets	427,663	480,643

Long-term assets:
Marketable securities	74,754	-
Property and equipment, net	2,578	3,360
Operating lease right of use asset	1,286	3,513
Deferred tax assets, net	30,359	26,423
Intangible assets, net	27,366	36,554
Goodwill	126,313	126,313
Other non-current assets	4,926	7,795
Total long-term assets	267,582	203,958

TOTAL ASSETS	$695,245	$684,601

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$11,241	$9,081
User accounts	137,329	149,454
Deferred revenue	16,035	18,567
Other account payables and accrued expenses	72,358	68,426
Operating lease liabilities	1,310	3,365
Total current liabilities	238,273	248,893

Long-term liabilities:
Operating lease liabilities	441	798
Other non-current liabilities	13,603	22,926
Total long-term liabilities	14,044	23,724

TOTAL LIABILITIES	$252,317	$272,617

Shareholders' equity:
Share capital and additional paid-in capital	815,257	786,195
Accumulated deficit	(371,454)	(377,739)
Accumulated other comprehensive income (loss)	(875)	3,528
Total shareholders' equity	442,928	411,984

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$695,245	$684,601

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$90,899	$107,903	$294,173	$323,735
Cost of revenue	17,042	19,766	53,727	60,546
Gross profit	73,857	88,137	240,446	263,189

Operating expenses:
Research and development	18,052	25,150	54,740	72,771
Sales and marketing	39,254	40,669	126,348	132,903
General and administrative	17,213	22,214	47,145	64,595
Total operating expenses	74,519	88,033	228,233	270,269
Operating income (loss)	(662)	104	12,213	(7,080)
Financial income and other, net	2,981	6,815	6,590	20,694
Income before taxes on income	2,319	6,919	18,803	13,614
Taxes on income	(1,050)	(1,382)	(4,501)	(4,091)
Net income attributable to ordinary shareholders	$1,269	$5,537	$14,302	$9,523
Basic net income per share attributable to ordinary shareholders	$0.03	$0.15	$0.39	$0.26
Basic weighted average ordinary shares	36,822,775	36,415,189	36,369,156	36,340,110
Diluted net income per share attributable to ordinary shareholders	$0.03	$0.15	$0.39	$0.26
Diluted weighted average ordinary shares	37,236,336	37,237,699	36,798,549	37,343,283

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$1,269	$5,537	$14,302	$9,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,454	3,074	10,293	11,447
Amortization of premium and accretion of discount of marketable securities, net	(106)	772	(530)	(825)
Amortization of discount and issuance costs of convertible notes	-	643	-	1,926
Share-based compensation	6,714	11,925	23,919	41,734
Exchange rate fluctuations and other items, net	(57)	(169)	(106)	(513)
Impairment of intangible assets	-	2,400	-	2,400
Revaluation of earn-outs	3,425	2,274	3,498	9,603
Changes in assets and liabilities:
User funds	10,061	(4,172)	13,488	(14,982)
Operating lease ROU assets and liabilities	(178)	53	(185)	365
Other receivables	939	3,359	(1,904)	3,072
Deferred tax assets, net	(1,964)	(1,561)	(3,936)	(4,785)
Trade payables	(846)	(2,004)	2,173	(642)
Deferred revenue	(1,984)	(1,215)	(2,532)	(466)
User accounts	(9,260)	3,657	(12,125)	14,013
Payment of earn-outs	(1,610)	(2,714)	(6,893)	(2,714)
Other accounts payable and accrued expenses	(509)	7,387	4,322	13,674
Non-current liabilities	120	(40)	703	(111)
Net cash provided by operating activities	9,468	29,206	44,487	82,719

Investing Activities:
Investment in marketable securities	(39,215)	-	(102,869)	(55,652)
Proceeds from maturities of marketable securities	24,835	136,505	118,804	316,776
Investment in short-term bank deposits	(20,000)	(187)	(50,000)	(2,187)
Proceeds from short-term bank deposits	-	107,000	5	107,843
Purchase of property and equipment	(95)	(77)	(462)	(549)
Capitalization of internal-use software	-	-	-	(661)
Other receivables and non-current assets	-	-	901	-
Lease payment made prior to commencement	(770)	-	(770)	-
Net cash provided by (used in) investing activities	(35,245)	243,241	(34,391)	365,570

Financing Activities
Repurchases of common stock	-	(22,520)	(8,017)	(22,520)
Proceeds from exercise of share options	6	632	1,355	3,211
Payment of earn-out	-	(2,486)	(1,717)	(2,486)
Proceeds from withholding tax related to employees' exercises of share options and RSUs, net	(11)	(2,073)	(518)	(785)
Deferred payment related to business combination	-	-	(1,078)	-
Net cash (used in) financing activities	(5)	(26,447)	(9,975)	(22,580)

Effect of exchange rate fluctuations on cash and cash equivalents	59	141	135	480

Increase (decrease) in cash and cash equivalents	(25,723)	246,141	256	426,189
Cash and cash equivalents at the beginning of the period	151,194	313,520	125,215	133,472
Cash and cash equivalents at the end of the period	$125,471	$559,661	$125,471	$559,661

REVENUE BREAKDOWN
(In thousands1)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Marketplace Revenue	$55,411	$73,592	$185,686	$225,955
Annual Active Buyers	2,447	3,297	2,447	3,297
Annual Spend per Buyer	$373	$330	$373	$330
Marketplace Take Rate	28.2%	27.6%	28.2%	27.6%

Services Revenue	$35,488	$34,311	$108,487	$97,780
Total Revenue	$90,899	$107,903	$294,173	$323,735

1. Except for Annual Spend per Buyer and Marketplace Take Rate.

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT

(In thousands, except gross margin data)

	Q3'25	Q4'25	Q1'26	Q2'26	Q3'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP gross profit	$88,137	$88,304	$86,658	$79,931	$73,857	$320,915	$351,493
Add:
Share-based compensation	365	39	256	247	224	2,136	1,230
Depreciation and amortization	2,186	2,446	2,582	2,605	2,632	7,017	10,951
Restructuring costs	238	(35)	-	-	-	-	203
Earn-out revaluation, acquisition related costs and other	(43)	6	6	6	(3)	28	7
Non-GAAP gross profit	$90,883	$90,760	$89,502	$82,789	$76,710	$330,096	$363,884
Non-GAAP gross margin	84.2%	84.7%	84.8%	84.7%	84.4%	84.3%	84.4%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME AND NET INCOME PER SHARE

(In thousands, except share and per share data)

	Q3'25	Q4'25	Q1'26	Q2'26	Q3'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income attributable to ordinary shareholders	$5,537	$11,460	$8,564	$4,469	$1,269	$18,246	$20,983
Add:
Depreciation and amortization	3,074	3,245	3,414	3,425	3,454	10,476	14,692
Share-based compensation	11,925	9,655	8,982	8,223	6,714	73,942	51,389
Impairment of intangible assets	2,400	-	-	-	-	-	2,400
Restructuring costs	3,567	(143)	-	-	-	-	3,424
Earn-out revaluation, acquisition related costs and other	3,111	7,854	1,725	1,496	5,036	5,631	20,858
Convertible notes amortization of discount and issuance costs	643	214	-	-	-	2,555	2,140
Taxes on income related to non-GAAP adjustments	(235)	(268)	(278)	(281)	(284)	(16,610)	(1,234)
Exchange rate gain (loss), net	431	126	463	1,008	(164)	859	446
Non-GAAP net income	$30,453	$32,143	$22,870	$18,340	$16,025	$95,099	$115,098
Weighted average number of ordinary shares - basic	36,415,189	36,107,120	35,971,243	36,313,450	36,822,775	36,984,757	36,281,883
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.84	$0.89	$0.64	$0.51	$0.44	$2.57	$3.17

Weighted average number of ordinary shares - diluted	39,391,560	37,387,076	36,601,102	36,558,208	37,236,336	39,994,015	38,969,647
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.77	$0.86	$0.62	$0.50	$0.43	$2.38	$2.95

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(In thousands, except Adjusted EBITDA margin data)

	Q3'25	Q4'25	Q1'26	Q2'26	Q3'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income	$5,537	$11,460	$8,564	$4,469	$1,269	$18,246	$20,983
Add:
Financial income and other	(6,815)	(3,899)	(1,963)	(1,646)	(2,981)	(27,706)	(24,593)
Taxes on income (tax benefit)	1,382	(1,658)	1,894	1,557	1,050	(6,358)	2,433
Depreciation and amortization	3,074	3,245	3,414	3,425	3,454	10,476	14,692
Share-based compensation	11,925	9,655	8,982	8,223	6,714	73,942	51,389
Impairment of intangible assets	2,400	-	-	-	-	-	2,400
Restructuring costs	3,567	(143)	-	-	-	-	3,424
Earn-out revaluation, acquisition related costs and other	3,111	7,854	1,725	1,496	5,036	5,631	20,858
Adjusted EBITDA	$24,181	$26,514	$22,616	$17,524	$14,542	$74,231	$91,586
Adjusted EBITDA margin	22.4%	24.7%	21.4%	17.9%	16.0%	19.0%	21.3%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES

(In thousands)

	Q3'25	Q4'25	Q1'26	Q2'26	Q3'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP research and development	$25,150	$17,893	$18,061	$18,627	$18,052	$90,241	$90,664
Less:
Share-based compensation	3,229	2,333	2,196	1,816	1,742	23,569	14,421
Depreciation and amortization	309	301	279	266	270	831	1,188
Restructuring costs	2,258	(85)	-	-	-	-	2,173
Earn-out revaluation, acquisition related costs and other	(83)	137	159	160	174	28	181
Non-GAAP research and development	$19,437	$15,207	$15,427	$16,385	$15,866	$65,813	$72,701

GAAP sales and marketing	$40,669	$43,772	$45,579	$41,515	$39,254	$171,678	$176,675
Less:
Share-based compensation	1,338	1,079	984	1,037	854	13,592	6,032
Depreciation and amortization	507	429	467	469	470	2,308	2,202
Impairment of intangible assets	-	2,400	-	-	-	-	2,400
Restructuring costs	829	(2)	-	-	-	-	827
Earn-out revaluation, acquisition related costs and other	805	1,263	1,385	1,400	1,421	1,878	4,412
Non-GAAP sales and marketing	$37,190	$38,603	$42,743	$38,609	$36,509	$153,900	$160,802

GAAP general and administrative	$22,214	$20,736	$14,523	$15,409	$17,213	$74,814	$85,331
Less:
Share-based compensation	6,993	6,204	5,546	5,123	3,894	34,645	29,706
Depreciation and amortization	72	69	86	85	82	320	351
Impairment of intangible assets	2,400	(2,400)	-	-	-	-	-
Restructuring costs	242	(21)	-	-	-	-	221
Earn-out revaluation, acquisition related costs and other	2,432	6,448	175	(70)	3,444	3,697	16,258
Non-GAAP general and administrative	$10,075	$10,436	$8,716	$10,271	$9,793	$36,152	$38,795

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW

(In thousands)

	Q3'25	Q4'25	Q1'26	Q2'26	Q3'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
Net cash provided by operating activities	$29,206	$21,870	$21,176	$13,843	$9,468	$83,068	$104,589
Purchase of property and equipment	(77)	(98)	(159)	(208)	(95)	(1,303)	(647)
Capitalization of internal-use software	-	-	-	-	-	(103)	(661)
Free cash flow	$29,129	$21,772	$21,017	$13,635	$9,373	$81,662	$103,281

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share, and free cash flow, as well as operating metrics, including marketplace Gross Merchandise Value or GMV, annual active buyers, annual spend per buyer and marketplace take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, restructuring costs, impairment of intangible assets, earn-out revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible notes, financial (income) expenses, net and other. Amortization of acquired intangible assets is excluded from the measures, however, the revenue from the acquired companies is included, and their assets actively contribute to revenue generation. Non-GAAP gross margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as net cash provided by operating activities less capital expenditures. We define Adjusted EBITDA margin as Adjusted EBITDA expressed as a percentage of revenue.

We define GMV or marketplace Gross Merchandise Value as the total value of transactions ordered through our marketplace, excluding value-added tax, goods and services tax, service chargebacks and refunds. Annual active buyers on any given date is defined as buyers who have ordered a Gig on our marketplace within the last 12-month period, irrespective of cancellations. Annual spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date. Marketplace take rate for a given period means marketplace revenue for such period divided by GMV for such period. When we refer in this release to the marketplace we refer to transactions conducted between buyers and freelancers on Fiverr.com. When we refer to the platform we refer to the marketplace and our additional services.

Management and our board of directors use certain metrics as supplemental measures of our performance that are not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, net cash provided by operating activities. In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, annual active buyers, annual spend per buyer and marketplace take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measures derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measures of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income (loss), the nearest comparable GAAP measure, for the fourth quarter of 2026, or the fiscal year ending December 31, 2026, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our financial outlook and expected financial and operational performance, our business plans and strategy, including our platform transformation and AI-related initiatives, traffic trends, capital allocation and liquidity, our leadership transition, and the long term growth of our business, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our recent reduction in force could adversely affect our business, results of operations and financial condition; AI developments may present challenges for our industry and reduce the demand for some of our service offerings; our ability to successfully implement our business plan within adverse economic conditions that may impact consumers, business spending and the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to maintain profitability or positive net cash flow generated by operating activities; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our websites; our ability to maintain user engagement on our websites and to maintain and improve the quality of our platform; our operations within a competitive market; political, economic and military instability in Israel, including related to the war in Israel; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations, including with regulatory frameworks around the development and use of AI; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2026, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.